UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for March 30, 2015
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures:
Sasol Inzalo Public Limited (RF) reviewed interim
financial statements for the six months ended 31
December 2014

Sasol Inzalo Public Limited (RF)
Reviewed interim ﬁnancial results
for the six months ended 31 December 2014

Page
Significant transactions for the six months ended 31 December 2014
1
Declaration of ordinary dividend
1
Statement of financial position
2
Income statement
3
Statement of comprehensive income
3
Statement of changes in equity
4
Statement of cash flows
4
Long-term/short-term debt
5
Basis of preparation and accounting policies
6
Related party transactions
6 – 7
Independent auditor’s review report on the condensed consolidated interim financial statements
8
Contents
Preparer of the reviewed interim ﬁnancial results
Dashni Sinivasan CA(SA), Senior Manager Finance: Holding Companies at Sasol South Africa (Pty) Ltd, is responsible for this set of condensed consolidated interim ﬁnancial statements and has supervised the preparation thereof in conjunction with Loyd Matsilele,
Manager Finance: Holding Companies, Sasol South Africa (Pty) Ltd.

Sasol Inzalo Public Limited (RF) Reviewed interim ﬁnancial results for the six months ended 31 December 2014

Sasol Inzalo Public Limited (RF) is the holding company of Sasol Inzalo Public Funding (Pty) Ltd (RF). The condensed consolidated interim ﬁnancial results comprise the ﬁnancial results of Sasol Inzalo Public Limited (RF) and its subsidiary (“the group”).
Signiﬁcant transactions for the six months ended
31 December 2014
Finance income
A dividend of R15,40 per share was received on the 16 085 199 Sasol preferred ordinary shares amounting to R248 million for the period (R195 million for the period ended 31 December 2013 and R389 million for the year ended 30 June 2014).
Finance costs
Interest payable on the preference shares is accounted for in accordance with the effective interest method and amounted to
R295 million for the period (R287 million for the period ended 31 December 2013 and R581 million for the year ended 30 June 2014).
Refinancing of debt
As reported previously in the June 2014 annual ﬁnancial statements, Sasol Inzalo Public Funding (Pty) Ltd (RF) initiated a process of negotiating the reﬁnancing of the D preference shares through a subsequent issue of C preference shares. The reﬁnancing transaction was implemented on 17 October 2014, when all conditions stipulated in the reﬁnancing agreements were met.
The reﬁnancing transaction resulted in a subscription of additional C preference shares by the existing C preference shareholders
(R2 178 million), which was used to repay the outstanding capital and notional interest on the D preference shares on 17
October 2014. The interest rate on the C preference shares also reduced from 80,3% of the prime interest rate to 68% of the prime interest rate, effective 17 October 2014.
Cash flows
The ﬁnance income received of R248 million was mainly utilised to pay ﬁnance costs of R116 million and capital repayments of R48 million. The remainder of the ﬁnance costs is only payable at the end of the transaction period. The total proceeds of R2 178 million received on the issue of the additional C preference shares to the current holders was used to redeem the
D preference shares. The taxation paid of R3 million relates to Security Transfer Tax levied on the redemption of the D preference shares with Sasol Limited.
Going concern
The group incurred a net loss of R58 million for the period ended 31 December 2014 and, as of that date, the group’s total liabilities exceeded its total assets by R372 million. The group is structured to receive ﬁxed dividends from its investment in Sasol Limited over the life of the transaction and will therefore have sufﬁcient cash to meet its preference share obligations in the short term.
The directors have made an assessment of the group’s ability to continue as a going concern and there is no reason to believe the business will not be a going concern in the year ahead.
Investment in security
The investment in Sasol Limited was revalued at 31 December 2014 at a closing market price of R431,01 per share to an amount of
R6 933 million (R8 276 million at 31 December 2013 at a closing market price of R514,50 per share and R10 172 million at 30 June 2014 at a closing market price of R632,36 per share).
Investment fair value reserve
As a result of the revaluation of the investment in Sasol Limited to a higher value than the original cost price, a positive investment fair value reserve of R851 million is recognised (R1 944 million at 31 December 2013 and a R3 486 million at 30 June 2014).
Long-term/short-term debt
A summary of the terms and conditions of the preference shares at 31 December 2014 is set out in Page 5.
Declaration of ordinary dividend
Taking into account the recent decline in the value of the underlying investment (Sasol Limited) due to the lower oil price and difﬁcult macro-economic environment, the board of directors have seen it prudent to conserve cash and have concluded that no ordinary dividend will be declared for the six months ended 31 December 2014.
K Njobe
T Zondi
Chairman Director
18 March 2015

half year
half year full year
31 Dec 14
31 Dec 13 30 June 14
Rm
Rm Rm
ASSETS
Non-current asset
Investment in security
6 933
8 276 10 172
Cash
138
72 61
Other receivable
3
– –
Current assets
141
72 61
Total assets
7 074
8 348 10 233
EQUITY AND LIABILITIES
Shareholders’ (deficit)/equity
(372)
912 2 321
Total equity
(372)
912 2 321
Long-term debt
7 089
6 832 4 825
Deferred tax liability
195
445 799
Non-current liabilities
7 284
7 277 5 624
Short-term debt
149
159 2 282
Other payables
13
– 6
Current liabilities
162
159 2 288
Total equity and liabilities
7 074
8 348 10 233
The interim ﬁnancial statements are presented on a condensed consolidated basis.
Statement of ﬁnancial position
at

Sasol Inzalo Public Limited (RF) Reviewed interim ﬁnancial results for the six months ended 31 December 2014

Income statement
for the period ended
half year
half year full year
31 Dec 14
31 Dec 13 30 June 14
Rm
Rm Rm
Other expenses
(8)
(1) (2)
Operating loss
(8)
(1) (2)
Net finance costs
(47)
(92) (192)
Finance income
248
195 389
Finance costs
(295)
(287) (581)
Loss before tax
(55)
(93) (194)
Taxation
(3)
* *
Loss for period
(58)
(93) (194)
* Nominal amount
Statement of comprehensive income
for the period ended
half year
half year full year
31 Dec 14
31 Dec 13 30 June 14
Rm
Rm Rm
Loss for period
(58)
(93) (194)
Other comprehensive (loss)/income, net of tax
(8)
(1) (2)
Items that can be subsequently reclassified to the income statement
(2 635)
1 085 2 627
Investments available-for-sale
(3 239)
1 334 3 230
Tax on items that can be subsequently reclassified to the income statement
604
(249) (603)
Total comprehensive (loss)/income for the period
(2 693)
992 2 433

Statement of changes in equity
for the period ended
half year
half year full year
31 Dec 14
31 Dec 13 30 June 14
Rm
Rm Rm
Opening balance
2 321
(80) (80)
Total comprehensive (loss)/income for the period
(2 693)
992 2 433
Dividend paid to shareholders
–
– (32)
Closing balance
(372)
912 2 321
Comprising
Share capital and share premium
371
371 371
Investment fair value reserve
851
1 944 3 486
Accumulated loss
(1 594)
(1 403) (1 536)
Shareholders’ (deficit)/equity
(372)
912 2 321
Statement of cash ﬂows
for the period ended
half year
half year full year
31 Dec 14
31 Dec 13 30 June 14
Rm
Rm Rm
Cash (utilised in)/generated from operating activities
(4)
(1) 4
Cash flow from operations
(8)
(1) (2)
Decrease in working capital
4
– 6
Finance income received
248
195 389
Finance costs paid
(116)
(122) (241)
Tax paid
(3)
* *
Dividend paid to shareholders
–
– (32)
Cash generated by operating activities
125
72 120
Repayment of long-term debt
(2 226)
(56) (115)
Proceeds from long-term debt
2 178
– –
Cash utilised in financing activities
(48)
(56) (115)
Increase in cash
77
16 5
Cash at beginning of year
61
56 56
Cash at end of period
138
72 61
* Nominal amount

Sasol Inzalo Public Limited (RF) Reviewed interim ﬁnancial results for the six months ended 31 December 2014

Long-term/short-term debt
the group’s borrowing powers is restricted by its memorandum of incorporation.
Interest rate at
half year
half year full year
31 Dec 14
31 Dec 14
31 Dec 2013 30 June 14
Terms of repayment
Security
%
Rm
Rm Rm
Secured debt
A preference shares
repayable in semi-annual
instalments ending
September 2018
Secured by Sasol preferred
ordinary shares held by
the group
Fixed 11,10
1 172
1 281 1 220
B preference shares
repayable in September 2018
Secured by Sasol preferred
ordinary shares held by
the group
Fixed 13,30
792
792 792
C preference shares
repayable in September 2018
1
Secured by a guarantee
from Sasol Limited
Variable 6,29
5 286
2 874 2 976
Unsecured debt
D preference shares repaid
on 17 October 2014
1
–
–
2 058 2 132
Non-participating preference
share
2
–
*
* *
Total secured and unsecured debt
7 250
7 005 7 120
Unamortised loan costs (amortised over period of debt using
the effective interest method)
(12)
(14) (13)
Total long-term debt (including short-term debt)
7 238
6 991 7 107
Repayable within one year included in short-term debt
(149)
(159) (2 282)
Total long-term debt (excluding short-term debt)
7 089
6 832 4 825
*
Nominal amount
1
On 17 October 2014 additional C preference shares were issued to the current holders of the C preference shares. The interest rate on this tranche of the debt as well as the existing debt reduced to 68% of the prime interest rate when compared to the previous 80,3% of the prime interest rate. The D preference shares have also been redeemed from the proceeds received for the additional C preference shares.
2
One ‘A’ ordinary share of R0,01 was issued to Sasol Limited during the period ended 30 June 2008. The rights to this share provide that immediately when any ordinary share is issued, it is converted to a preference share. As a result of the ordinary shares issued during the year ended 30 June 2009, the share was converted to a preference share. The preference share will be entitled in the aggregate to a dividend of R1,00 immediately prior to redemption, on 8 September 2018, and to redemption proceeds of R0,01.

Basis of preparation
The condensed consolidated interim ﬁnancial statements for the six months ended 31 December 2014 have been prepared in accordance with International Financial Reporting Standards, IAS 34 Interim Financial Reporting, the SAICA Financial Reporting Guides
as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards
Council, as well as the requirements of the South African Companies Act, 2008, as amended. The condensed consolidated interim
ﬁnancial results were approved for issue by the Sasol Inzalo Public Limited (RF) board of directors on 18 March 2015.
The condensed consolidated interim ﬁnancial statements do not include all the disclosure required for complete annual ﬁnancial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting
Standards Board.
These condensed consolidated interim ﬁnancial statements have been prepared in accordance with the historic cost convention except that certain items, including available-for-sale ﬁnancial assets, are stated at fair value.
The condensed consolidated interim ﬁnancial statements are presented in South African rand, which is Sasol Inzalo Public Limited
(RF)’s functional and presentation currency.
The condensed consolidated interim ﬁnancial statements appearing in this announcement are the responsibility of the directors.
The directors take full responsibility for the preparation of the condensed consolidated interim ﬁnancial statements.
Accounting policies
The accounting policies applied in the preparation of these condensed consolidated interim ﬁnancial statements are in terms of IFRS and are consistent with those applied in the consolidated annual ﬁnancial statements for the year ended 30 June 2014.
Related party transactions
The group, in the ordinary course of business, entered into various transactions on an arm’s length basis at market rates with its related party. The effect of these transactions is included in the ﬁnancial performance and results of the group.

Sasol Inzalo Public Limited (RF) Reviewed interim ﬁnancial results for the six months ended 31 December 2014

Signiﬁcant related party transactions were
as follows:
half year
half year full year
31 Dec 14
31 Dec 13 30 June 14
Rm
Rm Rm
Income statement items
Finance costs
Sasol Limited
46
68 141
Finance income
Sasol Limited
248
195 389
Amounts reflected as non-current assets
Investment in security
Sasol Limited
6 933
8 276 10 172
Amounts reflected as current assets
Other receivable
Sasol Inzalo Groups Funding (Pty) Ltd (RF)
3
– –
Amounts reflected as non-current liability
Long-term debt
Sasol Limited
–
2 058 –
Amounts reflected as current liability
Short-term debt
Sasol Limited
–
– 2 132
Amounts paid by Sasol Limited
Directors’ fees
Sasol Limited
*
1 2
* Nominal amounts

Independent auditor’s review report on the
condensed consolidated interim ﬁnancial
statements
To the Shareholders of Sasol Inzalo Public Limited (RF)
We have reviewed the condensed consolidated interim ﬁnancial statements of Sasol Inzalo Public Limited (RF), in the accompanying interim results report which comprises of the condensed consolidated statement of ﬁnancial position as at 31 December 2014 and the related condensed consolidated income statement, and the related condensed consolidated statements of comprehensive income, changes in equity and cash ﬂows for the six months then ended.
Directors’ Responsibility for the Condensed Consolidated Interim Financial Statements
The directors are responsible for the preparation and presentation of these interim ﬁnancial statements in accordance with the International Financial Reporting Standards, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as
issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards
Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim ﬁnancial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express a conclusion on the condensed consolidated interim ﬁnancial information. We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information
Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated interim ﬁnancial information is not prepared in all material respects in accordance with the applicable ﬁnancial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of these condensed consolidated interim ﬁnancial information in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.
The procedures in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these interim
ﬁnancial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim ﬁnancial statements of Sasol Inzalo Public Limited (RF) for the six months ended 31 December 2014 are not prepared, in all material respects, in accordance with the International Financial Reporting Standards, (IAS) 34 Interim
Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial
Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of
South Africa.
PricewaterhouseCoopers Inc.
Director: M Naidoo
Registered Auditor
Sunninghill
18 March 2015

Sasol Inzalo Public Limited (RF) Reviewed interim ﬁnancial results for the six months ended 31 December 2014

Registered ofﬁce
Sasol Inzalo Public Limited (RF)
1 Sturdee Avenue
Rosebank
Johannesburg, 2196
PO Box 5486
Johannesburg, 2000
South Africa
Transfer secretary
Computershare Investor Services (Pty) Ltd
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107
South Africa
Call centre 0800 000 222
Telefax +27 11 688 5238
Email sasolinzalo@computershare.co.za
Company registration number
2007/030646/06
Directors (non-executive)
Ms K Njobe (Chairman)
Ms TB Boikhutso
Ms V Doo
Ms A Haroon
Dr S Koyana
Ms N Manyika
Mr MP Matlwa*
Ms CK Mokoena
Ms L Mogudi
Prof L Ntsebeza*
Ms TP Zondi
*
Mr MP Matlwa resigned on 5 January 2015.
Prof L Ntsebeza resigned with effect from 15 November 2014.
Company secretary
Sasol South Africa (Pty) Ltd

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 30, 2015 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title:    Company Secretary